Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

212-735-3000

June 8, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-4561

Attn:	Max A. Webb
Assistant Director

RE:	WABCO Holdings Inc.

Amendment No. 2 to Registration Statement on Form 10 Filed May 23, 2007

Commission File No. 001-33332

Dear Mr. Webb:

On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated June 1, 2007 (the “Comment Letter”), in connection with the above-captioned Amendment No. 2 to Registration Statement on Form 10 (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) included in Amendment No. 3 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

Registration Statement on Form 10

Exhibit 99.1

Unaudited Pro Forma Financial Statements, page 40

1.	We note from your introductory paragraph on page 40 that the unaudited pro forma statements of income for the three months ended March 31, 2007 have been prepared as if

Mr. Max A. Webb

United States Securities and Exchange Commission

June 8, 2007

the transactions described on page 40 had occurred as of January 1, 2007. Please revise your disclosures and the pro forma financial information for the three month ended March 31, 2007 to reflect the pro forma adjustments as if the transactions had occurred as of January 1, 2006 ( the beginning of the fiscal year presented) rather than as of January 1, 2007, as currently presented. See Article 11-02(b) (6) of Regulation S-X for guidance.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 40 to reflect the fact that the disclosure and pro forma financial information for the three months ended March 31, 2007 reflect the pro forma adjustments as if the transactions had occurred as of January 1, 2006, rather than as of January 1, 2007.

Notes to Unaudited Pro Forma Financial Information, pages 43 through 46

2.	Reference is made to footnote (f). We note your revise disclosure where you state that the specifics of the assumption of the $38.6 million liability related to certain non-WABCO American Standard entities are included within the Tax Sharing Agreement. This statement is vague and does not provide enough disclosure to enable a reader in understanding the actual assumptions used in estimating such liability. As previously requested, please provide detailed disclosure, which quantifies each assumption used in estimating the $38.6 million tax liability. The disclosure should be revised so that the reader can easily re-calculate the estimated $38.6 million tax liability by using your disclosed assumptions. Also, explain how each assumption was determined, name each of the non-WABCO American Standard entities associated with this tax liability and explain the nature of the tax liability for each non-WABCO American Standard entity.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 45.

3.

Reference is made to footnote (h) where you state that the amount reflected as a pro forma adjustment of $37.8 million for tax costs was generally determined through reasonable assumptions based on recent valuations and historic data used to assess fair market value and cost basis of transferred assets. This statement is vague and does not provide enough disclosure to enable a reader to understand the actual assumptions used in estimating such liability. As previously requested, please provide detailed disclosure, which quantifies each assumption used in estimating the $37.8 million tax liability. The disclosure should be revised so that the reader can easily re-calculate the estimated $37.8 million tax liability by using your disclosed assumptions. Also, explain how each assumption was determined.

Mr. Max A. Webb

United States Securities and Exchange Commission

June 8, 2007

Additionally, please disclose how you allocated the $37.8 million tax liability between short-term and long-term liabilities.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 46.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Commitments and Contingencies

4.	We note from your disclosure in the last paragraph on page 61 that you will assume certain contingent non-U.S. tax liabilities and certain contingent environmental liabilities relating to American Standard’s Bath and Kitchen business. Please describe the facts and circumstances responsible for each contingent liability and quantify the impact that assuming these contingent liabilities may have on your financial statements.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 61.

Financial Statements

Combined Consolidated Financial Statements

Combined Consolidated Statement of Income, page F-3

5.	We note your response to our prior comment number 9 but continue to believe that pro forma basic and diluted earnings per share should be presented on the face of your consolidated statement of income for all periods presented, since these “pro forma” disclosures will effectively become the Company’s historical earnings per share amounts following the completion of the spin-off transaction, pursuant to the guidance in paragraph 54 of SFAS No. 128 and SAB Topics 4:C. Accordingly, please revise to present pro forma basic and diluted earnings per share for all periods presented on the face of your consolidated statements of income. The notes to your financial statements should also be revised to disclose the assumptions used in computing pro forma basic and diluted earnings per share for all periods presented.

Mr. Max A. Webb

United States Securities and Exchange Commission

June 8, 2007

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-3, F-29, F-31 and F-41.

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet, page F-32

6.	We note from your condensed consolidated balance sheet that the inventories’ balances for finished products, products in process, and raw material presented on page F-32 do not agree with the balances in note 7 to the audited consolidated financial statements on page F-16. Please reconcile and revise accordingly. If the notes to the audited financial statements are incorrect, please provide the disclosures outlined in paragraph 26 of SFAS No. 154.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-32.

Condensed Consolidated Statement of Cash Flows, page F-33

7.	We note from the financing activities section in your statement of cash flows that you present cash flow activities for borrowing of long-term debt and short-term debt on a net rather than on a gross basis. Please revise your interim financial statements to present borrowings and repayments on a gross basis, consistent with your response to our prior comment 36 in your response letter dated April 9, 2007, and in accordance with paragraph 11 of SFAS No. 95.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-33.

Note 4. Warranties, Guarantees, Commitments and Contingencies

Litigation, page F-37

8.

We note from your disclosure that Article 23 of Council Regulation No. 1/2003 provides for a maximum fine equal to 10% of the parent company (i.e. American Standard’s) worldwide revenue attributable to all of its products for the fiscal year prior to the year in which the fine is imposed. Considering that this could have a significant impact on your statement of operations, please revise your disclosure to quantify the amount of the fine that would be

Mr. Max A. Webb

United States Securities and Exchange Commission

June 8, 2007

required to be paid if the fine equals to 10% of American Standard’s worldwide revenue attributable to all of its products for the fiscal year ended December 31, 2006, was required. The disclosure of this matter on pages 60 and 61 of MD&A should be similarly revised.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 61 and F-38.

Note 9. Subsequent Events, page F-41

9.	We note from your disclosure that effective April 30, 2007 WABCO terminated its arrangement to sell American Standard the receivables generated on sales of product to its U.S. joint venture Mentor WABCO, and as a result of the termination the accounts receivable balance for WABCO will increase during the second quarter of 2007. Please revise the notes to your financial statements and MD&A to quantify the effect this will have on your balance sheet and statement of operations.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and F-43.

Related Party Transactions

10.	Please include a related party foot note to your condensed consolidated financial statements, similar to page F-26, which updates and provides information outlined in paragraph 2 of SFAS No. 57 and SAB Topic 1:B Question 4. This appears relevant and necessary, considering the significance of your related party transactions with American Standard and Affiliates.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-42 and F-43.

Mr. Max A. Webb

United States Securities and Exchange Commission

June 8, 2007

*********************

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886.

Very truly yours,

/s/ Thomas W. Greenberg
Thomas W. Greenberg

cc:	Ulrich Michel

Mary Beth Gustafsson

Eileen T. Nugent